SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of August 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces the Contribution of its North America Land Contract Business to Geokinetics

Paris, France – 1st August, 2014

CGG announced today that it has signed a binding agreement with Geokinetics, one of the largest independent international land and shallow water seismic companies, for the contribution by CGG of its North American Land Contract assets and activities (excluding its land multi-client and monitoring businesses) against a minority equity stake in Geokinetics.

This combination is expected to secure Geokinetics’ position as a market leader in the North America Contract business.

The agreement establishes technology cooperation between the two companies, giving access to CGG Land technologies to the combined entity in North America. It also provides for a privileged relationship between Geokinetics and CGG Land Multi-Client Group in North America.

This transaction is expected to be finalized by end of October 2014.

Jean-Georges Malcor, CEO of CGG, said, “The transfer of our North America Land Contract business to Geokinetics is in line with our strategy to refocus and reconfigure the worldwide perimeter directly operated by our Land Business Line. This combination will offer our North America customers an unprecedented opportunity to meet their expectations for performance, technology and flexibility. As for CGG, I am convinced Land, in its new configuration, will be able to better seize future opportunities and to contribute strongly to the Group’s continuing success.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 1st, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO